SEC MAIL PROCESSING SECTION
RECEIVED
NOV 30 2011
WASH. D.C.
189

[redacted]

SECU 11023809 MISSION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24760

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/2010** (MM/DD/YY) AND ENDING **09/30/2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Scottrade, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Maryville Centre Drive
(No. and street)

St. Louis	MO	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald D. Wiese — **314-965-1555**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 South 4th Street	St. Louis	MO	63102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Rodger O. Riney, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Scottrade, Inc. for the year ended September 30, 2011, are true and correct. I further affirm that neither the Company nor any principal owner, officer or director has any proprietary interest in any account classified solely as that of a customer, except for the following:

State of Missouri
County of St. Louis
Subscribed and sworn to before me this 21st day of November, 2011.

My commission expires: 5/25/14

Notary Public

PAULA L. MIDDLETON
MY COMMISSION EXPIRES
May 25, 2014
NOTARY SEAL
#10433850
ST. LOUIS COUNTY
NOTARY PUBLIC, STATE OF MISSOURI

Signature

President
Title

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Scottrade, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Scottrade Inc. (the "Company) as of September 30, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Scottrade, Inc. at September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 28, 2011

SEC MAIL PROCESSING
RECEIVED
NOV 30 2011
WASH, D.C.
189
SECTION

SCOTTRADE, INC.

BALANCE SHEET
AS OF SEPTEMBER 30, 2011 (dollars in thousands)

ASSETS:	
Cash and cash equivalents	$ 402,582
Cash and securities segregated under federal and other regulations	4,162,693
Deposits with clearing organizations	46,778
Receivables from brokers and dealers and clearing organizations	14,977
Receivables from customers — net of allowance for doubtful accounts of $3,392	1,813,990
Accrued interest receivable	3,751
Property and capitalized software, at cost, net of accumulated depreciation and amortization of $163,003	132,292
Other assets	42,516
TOTAL	$6,619,579
LIABILITIES:	
Payables to brokers and dealers and clearing organizations	$ 6,752
Payables to customers	6,006,149
Note payable	14,871
Dividends and interest payable to customers	7,053
Other liabilities	52,848
Total liabilities	6,087,673
STOCKHOLDER'S EQUITY:	
Common stock — no par value:	
Class A, voting — authorized, 750 shares; issued, 166 shares; outstanding, 10 shares	373
Class B, non-voting — authorized, 7,500,000 shares; issued, 1,563,505 shares; outstanding, 0 shares	-
Retained earnings	591,036
Treasury stock — at cost:	
Class A — 156 shares	(6)
Class B — 1,563,505 shares	(59,497)
Total stockholder's equity	531,906
TOTAL	$6,619,579

See notes to balance sheet.

1. DESCRIPTION OF BUSINESS

Established in 1980, Scottrade, Inc. (the "Company") is an online brokerage firm that provides securities brokerage and investment services to self-directed investors and custodial, trading and support services to independent registered investment advisors. The Company is headquartered in St. Louis, Missouri and has over 500 branch offices across the United States. The Company is a wholly-owned subsidiary of Scottrade Financial Services, Inc. (the "Parent").

The Company has determined that there were no subsequent events that would require disclosure or adjustments to the accompanying balance sheet and footnotes through November 28, 2011, the date the balance sheet was available to be issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information — The balance sheet of the Company is prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — In preparing the balance sheet, management makes use of estimates concerning certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Therefore, actual results could differ from those estimates and could have a material impact on the balance sheet, and it is possible that such changes could occur in the near term.

Fair Value of Financial Instruments —The Company's financial instruments are reported at fair values, or at carrying amounts that approximate fair values because of the short-term maturity of the instruments. The carrying amount of the Company's note payable represents fair value because its fixed rate of interest represents approximate current rates available to the Company for debt with similar characteristics and maturities.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments not held for segregation with original maturity dates of 90 days or less at the date of purchase.

Securities Segregated — The Company's securities segregated under federal and other regulations are recorded on a trade date basis and carried at fair value. The Company invests in various debt securities, primarily U.S. government securities, in order to satisfy certain regulatory requirements (see Note 4). U.S. government securities, in general, are exposed to various risks, such as interest rate and overall market volatility. Due to the level of risk associated with these securities, it is reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the balance sheet.

Securities Transactions — Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value

of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. The Company had no securities loaned transactions outstanding at September 30, 2011.

Customer securities transactions are recorded on settlement date. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the balance sheet.

Receivables from/Payables to Customers — Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest similar to other such loans made throughout the industry. Customer payables and deposits are short-term in nature and pay interest at a fluctuating rate.

Property and Capitalized Software — Property and equipment are carried at cost less accumulated depreciation and amortization. Land is recorded at cost. Depreciation for buildings is provided using the straight-line method over an estimated useful life of 30 or 39 years. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement. Furniture, fixtures and communications equipment are depreciated over three or five years using an accelerated method. Capitalized software costs, including fees paid for services provided to develop the software, costs incurred to obtain the software and licensing fees paid are amortized over three to five years. The costs of internally developed software that qualify for capitalization under internal-use software accounting guidance are included in capitalized software. Software development costs that do not meet capitalization criteria are expensed as incurred.

Income Taxes — The Company operates as a "qualified subchapter" S-Corp subsidiary such that the Company's taxable income or losses and related taxes are the responsibility of the individual stockholders of the Parent. The Company does operate in certain states that do not recognize the S-Corp status, and therefore, records a liability for income taxes. As of September 30, 2011, the liability for income taxes was immaterial. In addition, the Parent and its qualified subchapter S-Corp subsidiaries are required to maintain a deposit with the Internal Revenue Service for the election of September 30 as its year end for tax purposes. As of September 30, 2011, the Company had a deposit of $2.1 million with the Internal Revenue Service, and is included in other assets on the Company's balance sheet.

Recent Accounting Standards — In July 2010, the Financial Accounting Standards Board ("FASB") amended the general accounting principles for *Receivables* as it relates to the disclosures about the credit quality of financing receivables and the allowance for credit losses. This amendment requires additional disclosures that provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. It also requires the disclosure of credit quality indicators, past due information, and modifications of financing receivables. For non-public entities these disclosures are effective for annual reporting periods ending on or after December 15, 2011. The Company is currently evaluating the impact of this amendment on its balance sheet.

In January 2010, the FASB amended the general accounting principles for *Fair Value Measurements and Disclosures* as it relates to the disclosures about fair value measurements. This amendment requires new disclosures about the transfers in and out of Level 1 and 2 measurements and also enhances disclosures about the activity within the Level 3 measurements. It also clarifies the required level of disaggregation and the disclosures regarding valuation techniques and inputs to fair value measurements. The amendment is effective for interim and annual reporting periods beginning after December 15, 2009, except for the enhanced Level 3 disclosures. Those disclosures are effective for interim and annual reporting periods beginning after December 15, 2010. The effective portions of this amendment did not have a material impact on the Company's balance sheet. The Company is currently evaluating the impact the non-effective portions of this amendment will have on the Company's balance sheet.

In May 2011, the FASB amended the general accounting principles for *Fair Value Measurements and Disclosures* as it relates to the measurement and disclosure requirements about fair value measurements. This amendment clarifies the FASB's intent about the application of existing fair value measurement requirements. It also changes particular principles and requirements for measuring fair value and for disclosing information about fair value measurements. The amendment is effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the impact of this amendment on its balance sheet.

3. STOCK APPRECIATION RIGHTS

The Company applies the provisions of *Compensation*, to account for compensation expense attributable to stock appreciation rights granted to employees of the Company. The Company has elected to measure stock appreciation rights at intrinsic value, and re-measures its obligation at the end of each reporting period. Stock appreciation rights are based upon increases in the net book value of the Parent from the grant date. As they are settled only in cash payments by the Company upon completion of the service requirement, generally three years, stock appreciation rights are recorded as a liability.

As of September 30, 2011, the Company recorded a liability in other liabilities on the balance sheet of $4.8 million relating to stock appreciation rights. As of September 30, 2011, there was approximately $800,000 of unrecognized compensation cost related to non-vested stock appreciation rights. This cost is expected to be recognized over a weighted-average period of 0.4 years.

4. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At September 30, 2011, cash of $1.9 billion and U.S. government obligations with a fair value of $2.3 billion have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

5. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers and dealers and clearing organizations at September 30, 2011, consist of the following (dollars in thousands):

	Receivable	Payable
Securities borrowed	$ 66	$ -
Securities failed-to-deliver/receive	4,451	6,344
Receivables from/payables to clearing organizations	10,460	408
	$ 14,977	$ 6,752

In addition to the amounts above, the Company also maintains deposits at various clearing organizations. At September 30, 2011, the amounts held on deposit at clearing organizations totaled $46.8 million, comprised of $36.8 million in cash, and U.S. government obligations with a fair value of $10.0 million.

6. PROPERTY AND CAPITALIZED SOFTWARE

Property and capitalized software, which is recorded at cost at September 30, 2011, consists of the following (dollars in thousands):

Land	$ 6,361
Building and leasehold improvements	101,818
Equipment	99,142
Software	72,678
Furniture and fixtures	15,296
	295,295
Less accumulated depreciation and amortization	(163,003)
Total	$ 132,292

7. FINANCING ARRANGEMENTS

The Company's note payable bears a fixed interest rate of 6.18% per annum with principal and interest payments made monthly and matures on March 1, 2024. The note payable is secured by a building owned by the Company and is a sole recourse obligation. The schedule of principal payments for the periods ending September 30 on the note payable is as follows (dollars in thousands):

2012	$ 822
2013	875
2014	930
2015	989
2016	1,052
2017 and after	10,203
Total	$ 14,871

8. SHORT-TERM FUNDING AND LIQUIDITY RISK

The Company finances its receivables from customers with customer free credit balances. The Company pays interest on such customer credit balances at fluctuating rates depending on the balance in the customer's account. At September 30, 2011, the interest rates ranged from 0.01% to 0.25%.

The Company from time to time enters into certain financing arrangements in order to manage short-term liquidity risk, such as funding daily net National Securities Clearing Corporation and Depository Trust & Clearing Corporation trading settlement transactions, and related deposit requirements. The Company entered into a Second Amended and Restated Loan Agreement dated February 24, 2011 with a group of banks for revolving credit facilities consisting of an unsecured revolving credit line and a secured revolving credit line (collectively the "Facility"). The Facility provides for unsecured borrowings for a maximum of five days at which time the unsecured loan matures and must be paid down or refinanced with proceeds from a loan under the secured line, for which the Company must pledge sufficient collateral. In accordance with the terms of the Facility, the Company can borrow up to $700 million.

The borrowings under the unsecured revolving credit line bear interest at an annual rate equal to the adjusted daily LIBOR plus 1.75%. Borrowings under the secured revolving credit line bears interest at an annual rate equal to the adjusted daily LIBOR plus 1.25%. The Facility is subject to a nonrefundable facility fee equal to 0.25% of the total unsecured revolving credit line paid quarterly. As of September 30, 2011 and 2010, there were no outstanding borrowings under the Facility.

The terms of the Facility require the Company and Parent to comply with certain covenants and conditions, including minimum tangible net worth covenants, a maximum leverage ratio, minimum excess regulatory capital required amounts and a minimum net capital percentage. The Company and Parent were in compliance with all such covenants and conditions as of September 30, 2011.

In addition to the Facility, the Company maintains separate lines of credit with certain lenders whereby it can borrow up to a maximum of $275 million of borrowings secured by pledged excess customer securities. These lines of credit are not subject to any facility fees and bear market-based variable interest rates. As of September 30, 2011, no amounts were outstanding under these lines of credit.

As disclosed above, at September 30, 2011, the Company had both secured and unsecured lines of credit that provided for available borrowings in the aggregate of up to $975 million. No borrowings were outstanding as September 30, 2011.

9. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 5% of such items. At September 30, 2011, the Company had net capital of $335.8 million, which was $299.3 million in excess of the minimum required.

10. COMMITMENTS AND CONTINGENCIES

The Company has long-term operating leases for computer equipment and office space, including an office facility, which is leased from the Parent's stockholder (see Note 14). Minimum rental commitments under all noncancelable leases and other firm commitments some of which contain renewal options and escalation clauses are as follows (dollars in thousands):

Years Ending September 30	
2012	$ 55,088
2013	39,646
2014	29,708
2015	19,924
2016	12,044
2017 and after	32,403
Total	$ 188,813

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouses and exchanges, all other members would be required to meet any shortfall. The Company's liability under

these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. Management estimates that the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

The Company is involved, from time to time, in litigation, examinations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. While results of litigation, examinations and proceedings by governmental and self-regulatory agencies or the results of judgments, fines or penalties cannot be predicted with certainty, management, after consultation with counsel, believes, based on currently known facts, that resolution of all such matters are not expected to have a material adverse effect on the balance sheet.

11. FAIR VALUE MEASUREMENTS

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment, which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company's financial assets carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by *Fair Value Measurements*. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset's or a liability's classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).The levels of the fair value hierarchy are as follows:

Level 1 — Values for U.S. government obligations, common stock and mutual funds represent unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2 — Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.

Level 3 — Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

Financial assets measured at fair value on a recurring basis — The following table provides information as of September 30, 2011, about the Company's financial assets measured at fair value on a recurring basis (dollars in thousands):

	Level 1
U.S. government obligations	$2,324,567
Common stock	329
Mutual funds	43
Total	$2,324,939

U.S. government obligations of $2.3 billion are included in cash and securities segregated under federal and other regulations and $10.0 million are included in deposits with clearing organizations. Common stock and mutual funds are included in other assets on the balance sheet.

Level 1 Financial Assets — Level 1 assets are principally comprised of U.S. government obligations with a smaller portion being invested in marketable equity securities. Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2 and 3 Financial Assets — The Company maintained no assets that would classify as Level 2 or 3 as of September 30, 2011.

12. CREDIT RISK

The Company's customer securities activities involve the execution, settlement, and financing of various transactions on behalf of its customers. Customer activities are transacted on either a cash or margin basis and are recorded on a settlement date basis. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company monitors exposure to industry sectors and individual securities and performs analysis on a regular basis in connection with its margin lending activities. The Company also monitors required margin levels and customers are required to deposit additional collateral, or reduce positions, when necessary.

At September 30, 2011, excess customer margin securities of $2.5 billion and stock borrowings of approximately $66,000 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had utilized a portion of these available securities as collateral for Options Clearing Corporation margin requirements and customer short sales totaling $291.0 million at September 30, 2011.

13. RELATED-PARTY TRANSACTIONS

The Company has entered into an office facility lease with the Parent's principal stockholder. The estimated future minimum rental commitments under this lease are $4.8 million as of September 30, 2011. The lease expires November 30, 2017.

As of September 30, 2011, the Company had $11.9 billion on deposit at Scottrade Bank (the "Bank"), an affiliate of the Company, on behalf of its customers through the Bank Deposit Program ("BDP"). The Company offers the BDP to certain customers whereby uninvested cash balances in brokerage accounts are swept into various banks to obtain FDIC coverage. On July 11, 2011, the Company executed an

amendment to its deposit agreement with the Bank reducing the Bank's fee from cost of funds plus 60 basis points to cost of funds plus 45 basis points for deposits held at the Bank on behalf of the Company's customers throughout the BDP.

The Company has an intercompany receivable of approximately $886,000 for expenses paid on behalf of the Parent and affiliated companies, as of September 30, 2011, which is included in other assets on the balance sheet.

The Company has entered into various lease agreements with the Parent for office space used by the Company. The estimated future minimum rental commitments under this lease are $23.9 million as of September 30, 2011.

As of September 30, 2011, officers and directors of the Company have $19.9 million of receivables included in receivables from customers on the balance sheet, which are fully secured margin loans subject to the same terms as the Company's customers.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

November 28, 2011

To the Board of Directors and Stockholder of Scottrade, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Scottrade, Inc. (the "Company") (a wholly-owned subsidiary of Scottrade Financial Services, Inc.) as of and for the year ended September 30, 2011 (on which we issued our report dated November 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu

Deloitte.

Scottrade, Inc.

(A wholly-owned subsidiary of
Scottrade Financial Services, Inc.)

Balance Sheet as of September 30, 2011,
Independent Auditors' Report, and
Supplemental Report on Internal Control

SEC ID: 8-24760

Scottrade, Inc.

(A wholly-owned subsidiary of
Scottrade Financial Services, Inc.)

Balance Sheet as of September 30, 2011,
Independent Auditors' Report, and
Supplemental Report on Internal Control

SEC ID: 8-24760

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT